August 31, 2006

Mail Stop 4561

VIA U.S. MAIL AND FAX 1-203-655-4686

Mr. Christopher Baudouin
Chief Financial Officer
Jupitermedia Corporation
23 Old Kings Highway South
Darien, CT 06820

RE: Jupitermedia Corporation
Form 10-K for the year ended December 31, 2005
File no. 000-26393

Dear Mr. Baudouin:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Steven Jacobs
Branch Chief